August 16, 2011

Via Edgar Transmission

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Perrigo Company Annual Report on Form 10-K
for the fiscal year ended June 25, 2011

Ladies and Gentlemen:

On behalf of Perrigo Company (the “Company”), enclosed for electronic filing is the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2011.

Pursuant to General Instruction D(3) to Form 10-K, please be advised that the financial statements included in the enclosed Form 10-K reflect a change from the preceding year in accounting principles or practices. Starting June 27, 2010, in accordance with Accounting Standard Codification 850-10-50-2, “A Change in the Difference Between Parent and Subsidiary Fiscal Year-Ends,” the Company changed the reporting year-end of its foreign operations from May to June. For additional information, please see Note 1, “Summary of Significant Accounting Policies and Change in Accounting Principles,” to the Company's Consolidated Financial Statements included in the enclosed Form 10-K.

Sincerely,

By: _/s/ Judy L. Brown________________________
Name: Judy L. Brown
Title: Executive Vice President and Chief Financial Officer